Dreyfus
California Intermediate
Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus California Intermediate Municipal Bond Fund covers the six-month period from April 1, 2004, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica Wieboldt.

The U.S. economy has alternated between signs of strength and weakness, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board (the "Fed") raised short-term interest rates three times during the reporting period, bond prices generally have held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the insurgency in Iraq, higher energy prices and some disappointing labor statistics.

The Fed's move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica Wieboldt, Senior Portfolio Manager

How did Dreyfus California Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended September 30, 2004, the fund achieved a total return of 1.11%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 0.98% for the same period.[2] In addition, the average total return for all funds reported in the Lipper California Intermediate Municipal Debt Funds category was 0.86%.[3]

The reporting period was characterized by heightened market volatility as investors' expectations of economic growth and inflation continued to change. The fund produced a higher return than that of its benchmark and the Lipper category average, primarily because the fund maintained a duration that was relatively longer than the Index, which enabled it to participate more fully in market rallies during the second half of the reporting period.

What is the fund's investment approach?

The fund's goal is to seek as high a level of federal and California state tax-exempt income as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was influenced by heightened market volatility, especially during the first half of the reporting period, when reports of an unexpectedly strong U.S. labor market and higher energy prices rekindled investors' inflation concerns. As investors in April and May revised forward their expectations of the timing of higher interest rates, municipal bond prices generally declined.

The Federal Reserve Board fulfilled investors' revised expectations in late June, when it implemented its first increase in short-term interest rates in more than four years. Additional rate hikes followed in August and September, and the reporting period ended with an overnight federal funds rate of 1.75%. At the same time, however, the U.S. economy hit a "soft patch" during the summer, and inflationary pressures appeared to be moderating. As a result, longer-term municipal bonds generally rallied, offsetting the reporting period's earlier declines.

Improving fiscal conditions in California also influenced the fund's performance in a positive way. Just before the start of the reporting period, California voters approved a deficit-reduction package that helped relieve near-term fiscal pressures. In addition, the recovering economy helped produce higher tax revenues than originally projected, and the major bond rating agencies upgraded the state's credit rating.

In this environment, we became more comfortable investing in the state's uninsured general obligation debt, which we regarded as attractively valued near the beginning of the reporting period. These bonds gained value as California's fiscal condition improved, benefiting the fund's performance. In addition, the fund received positive contributions from its holdings of other types of California bonds amid robust demand from investors who were attracted by municipal bonds' high after-tax returns relative to U.S. Treasury securities.

After the municipal bond market's springtime decline, we extended the fund's average duration. This positioning enabled us to participate more fully in the market's summertime rally.

What is the fund's current strategy?

We recently took the opportunity to capitalize on the strong recovery of unsecured California general obligation bonds with relatively shorter-term maturities, locking in gains and redeploying assets primarily to higher-rated, income-oriented bonds with protection from early redemption. Such bonds historically have retained more of their value during market declines. We also have identified what we believe are opportunities among higher-yielding bonds from smaller, local issuers that meet Dreyfus's credit criteria. In our view, these are prudent strategies in today's evolving economic and market environments.

October 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Intermediate Municipal Bond Fund from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.88
Ending value (after expenses)	$1,011.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.90
Ending value (after expenses)	$1,021.21

† *Expenses are equal to the fund's annualized expense ratio of .77%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2004 (Unaudited)

Long-Term Municipal Investments−98.0%	Principal Amount ($)	Value ($)
California−85.8%		
ABAG Finance Authority, COP		
(Episcopal Homes Foundation)		
5.25%, 7/1/2010	3,500,000	3,647,420
Alameda Corridor Transportation Authority, Revenue		
5.125%, 10/1/2016 (Insured; MBIA)	2,000,000	2,181,620
Alameda County, COP		
5.375%, 12/1/2012 (Insured; MBIA)	2,000,000	2,266,700
Alta Loma School District		
Zero Coupon, 8/1/2015 (Insured; FGIC)	1,000,000	630,980
Burbank, Wastewater Treatment Revenue:		
5%, 6/1/2018 (Insured; AMBAC)	895,000 [a]	968,748
5%, 6/1/2019 (Insured; AMBAC)	945,000 [a]	1,016,574
California:		
5%, 2/1/2020	5,000,000	5,292,150
GO 1.98%, 2/3/2005	3,250,000	3,250,000
Veterans 5.35%, 12/1/2016	2,000,000	2,125,560
California Department of Water Resources, Revenue:		
(Central Valley Project):		
5%, 12/1/2012 (Insured; FGIC)	1,000,000	1,117,630
5.50%, 12/1/2015	1,500,000	1,700,895
Water Systems		
5.50%, 12/1/2015 (Insured; FGIC)	2,000,000	2,333,800
Power Supply:		
5.25%, 5/1/2009 (Insured; MBIA)	4,000,000	4,442,400
5.125%, 5/1/2019 (Insured; FGIC)	2,000,000	2,161,400
California Economic Recovery:		
5%, 7/1/2015 (Insured; MBIA)	2,000,000	2,215,440
5%, 7/1/2023	3,000,000	3,276,510
California Educational Facilities Authority, Revenue		
(Stanford University) 5.25%, 12/1/2013	2,250,000	2,588,467
California Health Facilities Financing Authority, Revenue:		
(Downey Community Hospital) 5.625%, 5/15/2008	4,370,000	4,347,800
(Health Facility−Adventist Health Systems):		
5%, 3/1/2017	870,000	901,598
5%, 3/1/2018	1,000,000	1,031,500
(Stanford Hospital and Clinics):		
4%, 11/15/2008	1,000,000	1,042,850
5%, 11/15/2017	2,000,000	2,102,340
California Housing Finance Agency, Revenue		
(Single Family Mortgage)		
5.95%, 8/1/2014 (Insured; MBIA)	1,265,000	1,308,756

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Infrastructure & Economic Development Bank, Revenue:		
(Bay Area Toll Bridges–1st Lien)		
5.25%, 7/1/2017 (Insured; FSA)	2,000,000	2,219,600
(Workers Compensation Relief)		
5%, 10/1/2015 (Insured; AMBAC)	2,000,000	2,195,140
California Pollution Control Financing Authority, PCR:		
(Atlantic Richfield Project) 5%, 4/1/2008	2,850,000	3,105,046
(Southern California Edison Co.) 2%, 3/1/2008	3,500,000	3,480,645
California Public Works Board, LR		
(Department of Mental Health–Coalinga)		
5.50%, 6/1/2018	2,500,000	2,782,225
California Statewide Communities Development Authority:		
Apartment Development Revenue		
(Irvine Apartment Communities) 5.05%, 5/15/2008	2,000,000	2,102,860
COP, Revenue (Huntington Memorial Hospital)		
5.50%, 7/1/2010	4,000,000	4,313,080
MFHR (Equity Residential) 5.20%, 6/15/2009	2,000,000	2,140,660
Multifamily Revenue (Quail Ridge Apartments)		
4.25%, 7/1/2012	1,000,000	1,007,180
Revenue (California Endowment):		
4.50%, 7/1/2010	615,000	667,275
5.25%, 7/1/2020	2,280,000	2,500,043
Carson Redevelopment Agency		
(Area Number 1–Tax Allocation)		
5.50%, 10/1/2013 (Insured; MBIA)	1,000,000	1,152,060
Central Unified School District, COP (Financing Project)		
2%, 2/1/2024 (Insured; AMBAC)	1,000,000	1,000,710
Contra Costa Water Authority,		
Water Treatment Revenue		
5%, 10/1/2016 (Insured; FGIC)	1,000,000	1,082,500
Corona Redevelopment Agency, Tax Allocation		
(Merged Downtown Amended)		
5%, 9/1/2016 (Insured; FGIC)	1,000,000	1,090,170
Eastern Municipal Water District, Water & Sewer Revenue,		
COP 5.375%, 7/1/2017 (Insured; FGIC)	2,000,000	2,218,600
Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2015 (Insured; FGIC)	1,000,000	1,141,230
Escondido Unified School District		
5.25%, 8/1/2016 (Insured; FSA)	1,795,000	2,000,761

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue:		
0/7.05%, 1/1/2010	2,000,000 [b]	2,357,240
5.25%, 1/15/2012 (Insured; MBIA)	4,550,000	5,058,508
5.125%, 1/15/2019 (Insured; MBIA)	2,000,000	2,152,800
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue		
(Enhanced−Asset Backed) 5.75%, 6/1/2021	2,500,000	2,635,125
Indian Wells Redevelopment Agency,		
Tax Allocation Revenue (Whitewater)		
5%, 9/1/2013 (Insured; AMBAC)	1,295,000	1,441,426
Lincoln Special Tax,		
Community Facilities District No. 2003		
5.65%, 9/1/2019	1,250,000	1,265,688
Los Angeles City, Revenue		
(Harbor Department) 6%, 8/1/2014	6,500,000	6,951,555
Los Angeles Community College District		
5.50%, 8/1/2016 (Insured; MBIA)	1,845,000	2,075,883
Los Angeles County Metropolitan Transportation Authority,		
Sales Tax Revenue 5%, 7/1/2017 (Insured; FGIC)	1,450,000	1,565,507
Los Angeles Department of Water & Power		
Power Systems Revenue 5%, 7/1/2008	2,000,000	2,197,940
Los Angeles Unified School District:		
5.50%, 7/1/2012 (Insured; MBIA)	2,850,000	3,274,622
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,126,080
5.75%, 7/1/2015 (Insured; MBIA)	3,000,000	3,551,580
Marin Municipal Water District, COP (Financing Project)		
5%, 7/1/2016 (Insured; AMBAC)	1,545,000	1,687,588
Metropolitan Water District of Southern California,		
Waterworks Revenue 5.25%, 3/1/2015	3,000,000	3,300,720
Midpeninsula Regional Open Space District		
Financing Authority, Revenue		
Zero Coupon, 9/1/2015 (Insured; AMBAC)	2,825,000	1,773,563
Milpitas Redevelopment Agency, Tax Allocation		
(Redevelopment Project Area Number 1):		
5.25%, 9/1/2017 (Insured; MBIA)	2,000,000	2,210,420
5.25%, 9/1/2018 (Insured; MBIA)	1,000,000	1,100,450
Modesto Irrigation District, COP (Capital Improvements)		
5.25%, 7/1/2016 (Insured; FSA)	1,370,000	1,497,081

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Orange County Community Facilities District, Special Tax (Number 03-1 Ladera Ranch):		
3.60%, 8/15/2008	245,000	247,710
3.60%, 8/15/2009	320,000	319,098
4%, 8/15/2010	400,000	403,052
5.25%, 8/15/2019	1,100,000	1,123,804
5.30%, 8/15/2020	1,450,000	1,482,350
Orange County Local Transportation Authority, Sales Tax Revenue 5%, 2/15/2011 (Insured; AMBAC)	1,000,000	1,109,410
Oxnard Financing Authority, Wastewater Revenue 5%, 6/1/2016 (Insured; FGIC)	1,000,000	1,091,350
Pasadena Area Community College District, Election of 2002 5%, 6/1/2017 (Insured; FGIC)	1,170,000	1,269,672
Pasadena Unified School District:		
4%, 11/1/2006 (Insured; FGIC)	1,000,000 [a]	1,045,270
5%, 11/1/2013 (Insured; FGIC)	1,000,000 [a]	1,120,150
Pleasanton Joint Powers Financing Authority, Revenue (Reassessment) 5%, 9/2/2011 (Insured; FSA)	2,000,000	2,218,620
Port Oakland, Revenue 5%, 11/1/2013 (Insured; MBIA)	1,000,000	1,081,030
Rancho Water District 5.50%, 8/1/2008	1,670,000	1,866,258
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment):		
4%, 9/2/2010	1,230,000	1,255,412
4.25%, 9/2/2011	1,000,000	1,027,200
Sacramento City Unified School District, Election of 1999 5.25%, 7/1/2020 (Insured; FSA)	2,435,000	2,664,353
Sacramento County, Special Tax (Community Facilities District Number 1):		
5.20%, 12/1/2007	1,110,000	1,179,109
5.40%, 12/1/2009	1,220,000	1,300,569
Sacramento County Sanitation District Financing Authority, Revenue 5.50%, 12/1/2014	4,000,000	4,535,880
San Diego County, COP (Burnham Institute) 5.70%, 9/1/2011	3,100,000	3,338,204
San Diego Housing Authority, MFHR (Island Village Apartments) 5.10%, 7/1/2012	1,215,000	1,311,410
San Diego Unified School District, Election of 1998 5.25%, 7/1/2016 (Insured; FSA)	1,465,000	1,661,061
San Mateo Redevelopment Agency (Tax Allocation) 5.10%, 8/1/2014	1,835,000	1,956,165
Santa Clara Unified School District 5.50%, 7/1/2016	1,870,000	2,095,690

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) 5.25%, 8/15/2017 (Insured; FGIC)	2,000,000	2,225,520
South Placer Wastewater Authority, Wastewater Revenue 5.50%, 11/1/2015 (Insured; FGIC, Prerefunded 11/1/2010)	1,000,000 [c]	1,156,590
Southeast Resource Recovery Facilities Authority, LR:		
4%, 12/1/2007 (Insured; AMBAC)	1,000,000	1,056,840
5.25%, 12/1/2017 (Insured; AMBAC)	1,000,000	1,106,020
Tri-City Hospital District, Revenue 5.375%, 2/15/2007	2,500,000	2,657,500
Truckee-Donner Public Utility District, COP:		
4.50%, 1/1/2008 (Insured; ACA)	1,500,000	1,565,385
4.50%, 1/1/2009 (Insured; ACA)	1,685,000	1,754,355
U.S. Related−12.2%		
Children's Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000 [c]	1,143,980
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000 [c]	3,431,940
Guam, LOR (Section 30)		
5.50%, 12/1/2010 (Insured; FSA)	3,000,000	3,423,600
Puerto Rico Commonwealth (Public Improvement):		
5%, 7/1/2005	230,000	235,902
5.75%, 7/1/2008 (Insured; MBIA)	2,000,000	2,246,260
5.50%, 7/1/2013 (Insured; FSA)	2,000,000	2,321,300
Puerto Rico Electric Power Authority, Power Revenue 5.75%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2010)	2,000,000 [c]	2,304,800
Puerto Rico Highway & Transportation Authority, Highway Revenue 6.25%, 7/1/2016 (Insured; FSA)	3,000,000	3,721,950
Puerto Rico Industrial Tourist Educational, Medical, & Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse) 4.35%, 7/1/2006	1,170,000	1,211,137
Puerto Rico Public Building Authority, Government Facility Revenue 5.50%, 7/1/2016	1,500,000	1,714,545
Virgin Islands Public Finance Authority, Revenue:		
5.625%, 10/1/2010	2,000,000	2,147,420
5.875%, 10/1/2018	1,000,000	1,036,470
Virgin Islands Water and Power Authority, Electric Systems 5.125%, 7/1/2011	1,000,000	1,069,050
Total Long-Term Municipal Investments (cost $199,788,908)		**209,608,090**

Short-Term Municipal Investments–2.5%	Principal Amount ($)	Value ($)
California Statewide Communities Development Authority, Revenue, VRDN (University Retirement) 1.69% (Insured; Radianassurance) (LOC; Bank of America)	3,900,000 [d]	3,900,000
Orange County, Various Sanitation Districts, COP, VRDN 1.73% (LOC; Dexia Credit Local)	1,500,000 [d]	1,500,000
Total Short-Term Municipal Investments (cost $5,400,000)		**5,400,000**
Total Investments (cost $205,188,908)	**100.5%**	**215,008,090**
Liabilities, Less Cash and Receivables	**(.5%)**	**(1,105,881)**
Net Assets	**100.0%**	**213,902,209**

Summary of Abbreviations

ACA	American Capital Access	**LOC**	Letter of Credit
AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
		MFHR	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	58.0
AA		Aa		AA	12.3
A		A		A	14.2
BBB		Baa		BBB	6.8
BB		Ba		BB	2.0
F1		MIG1 / P1		SP1 / A1	1.8
Not Rated [e]		Not Rated [e]		Not Rated [e]	4.9
					100.0

† *Based on total investments.*

a *Purchased on a delayed delivery basis.*

b *Zero coupon until a specified date, at which time the stated coupon becomes effective until maturity.*

c *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	205,188,908	215,008,090
Cash		338,387
Interest receivable		2,445,409
Receivable for shares of Beneficial Interest subscribed		147,333
Prepaid expenses and other assets		315,098
		218,254,317
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		111,135
Payable for investment securities purchased		4,160,640
Payable for shares of Beneficial Interest redeemed		36,766
Accrued expenses		43,567
		4,352,108
Net Assets ($)		**213,902,209**
Composition of Net Assets ($):		
Paid-in capital		203,413,832
Accumulated undistributed investment income–net		41,021
Accumulated net realized gain (loss) on investments		628,174
Accumulated net unrealized appreciation (depreciation) on investments		9,819,182
Net Assets ($)		**213,902,209**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		14,913,212
Net Asset Value, offering and redemption price per share–Note 3 (d) ($)		**14.34**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2004 (Unaudited)

Investment Income ($):	
Interest	**4,462,333**
Expenses:	
Management fee–Note 3(a)	642,276
Shareholder servicing costs–Note 3(b)	101,588
Professional fees	20,822
Trustees' fees and expenses–Note 3(c)	12,939
Custodian fees	12,812
Registration fees	9,709
Prospectus and shareholders' reports	6,736
Loan commitment fees–Note 2	674
Miscellaneous	11,628
Total Expenses	**819,184**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(268)
Net Expenses	**818,916**
Investment Income–Net	**3,643,417**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	667,507
Net unrealized appreciation (depreciation) on investments	(2,288,628)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,621,121)**
Net Increase in Net Assets Resulting from Operations	**2,022,296**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31, 2004
Operations ($):		
Investment income−net	3,643,417	7,991,152
Net realized gain (loss) on investments	667,507	1,759,306
Net unrealized appreciation (depreciation) on investments	(2,288,628)	(990,389)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,022,296**	**8,760,069**
Dividends to Shareholders from ($):		
Investment income−net	(3,640,638)	(7,952,909)
Net realized gain on investments	(927,906)	(2,022,693)
Total Dividends	**(4,568,544)**	**(9,975,602)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	18,385,987	52,368,946
Dividends reinvested	3,437,328	7,485,665
Cost of shares redeemed	(29,570,583)	(54,836,422)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,747,268)**	**5,018,189**
Total Increase (Decrease) in Net Assets	**(10,293,516)**	**3,802,656**
Net Assets ($):		
Beginning of Period	224,195,725	220,393,069
End of Period	**213,902,209**	**224,195,725**
Undistributed investment income−net	41,021	−
Capital Share Transactions (Shares):		
Shares sold	1,298,788	3,605,795
Shares issued for dividends reinvested	243,037	518,826
Shares redeemed	(2,102,212)	(3,795,246)
Net Increase (Decrease) in Shares Outstanding	**(560,387)**	**329,375**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31,				
		2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.49	14.55	13.88	13.97	13.40	13.99
Investment Operations:						
Investment income−net	.24[b]	.52[b]	.56[b]	.58[b]	.58	.58
Net realized and unrealized gain (loss) on investments	(.09)	.07	.68	(.09)	.57	(.59)
Total from Investment Operations	.15	.59	1.24	.49	1.15	(.01)
Distributions:						
Dividends from investment income−net	(.24)	(.52)	(.57)	(.58)	(.58)	(.58)
Dividends from net realized gain on investments	(.06)	(.13)	–	–	–	–
Total Distributions	(.30)	(.65)	(.57)	(.58)	(.58)	(.58)
Net asset value, end of period	14.34	14.49	14.55	13.88	13.97	13.40
Total Return (%)	1.11[c]	4.20	9.09	3.46	8.79	.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77[d]	.76	.76	.76	.76	.79
Ratio of net expenses to average net assets	.77[d]	.76	.76	.76	.76	.79
Ratio of net investment income to average net assets	3.40[d]	3.61	3.91	4.15	4.28	4.32
Portfolio Turnover Rate	21.40[c]	38.95	21.56	21.04	31.35	19.38
Net Assets, end of period ($ x 1,000)		213,902	224,196	220,393	197,339	179,693	174,706

[a] As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.14% to 4.15%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statements of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2004 was as follows: tax exempt income $7,952,909, ordinary income $3,048 and long-term capital gains $2,019,645. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2004, the fund was charged $40,194 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $33,380 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $105,457 and transfer agency per account fees $5,678.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended September 30, 2004, redemption fees charged and retained by the fund amounted to $1,411.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2004, amounted to $45,175,892 and $56,610,126, respectively.

At September 30, 2004, accumulated net unrealized appreciation on investments was $9,819,182, consisting of $10,059,974 gross unrealized appreciation and $240,792 gross unrealized depreciation.

At September 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus
California Intermediate
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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